UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 27, 2026

Commission File Number: 001-41621

RADIOPHARM THERANOSTICS LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

RADIOPHARM THERANOSTICS LIMITED

EXPLANATORY NOTE

This Form 6-K, including the exhibits hereto, is incorporated by reference into the registration statement of Radiopharm Theranostics Limited (the “Company”) on Form F-3 (File No. 333-292178) (including any prospectus forming a part of such registration statement) and forms part thereof to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934.

US$4.1 million registered direct offering and concurrent Australian private placement

On July 23, 2026, the Company entered into a Securities Purchase Agreement (“SPA”) with certain U.S. institutional accredited investors to issue, in a registered direct offering, 1,281,646 American Depositary Shares (“ADSs”), representing 384,493,800 ordinary shares (with each ADS representing 300 ordinary shares) of the Company, at an offering price of US$3.16 per ADS to raise aggregate gross proceeds of approximately US$4.1 million, before deducting the placement agent fees and other offering expenses payable by the Company. The offering of the ADSs is expected to close on or about July 28, 2026, New York Time, subject to the satisfaction of customary closing conditions.

In a concurrent private placement and pursuant to the terms of the SPA, the Company has agreed to issue to the investors unregistered warrants to purchase up to 1,281,646 ADSs. The warrants will be issued and exercisable on or after the effective date of shareholder approval for the issuance of the warrants, will have an exercise price of US$3.79 per ADS and will expire on July 31, 2029.

The ADSs offered in the registered direct offering (but not the warrants issued in the private placement or the ADSs underlying such warrants) are being offered by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-292178) that was filed with the Securities and Exchange Commission (“SEC”) on December 16, 2025, and became effective on December 23, 2025. The registered direct offering of the ADSs representing ordinary shares is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained, when available, at the SEC’s website at www.sec.gov.

The warrants described above are being issued in a concurrent private placement under Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and, along with the ADSs representing ordinary shares underlying the warrants, have not been registered under the Securities Act, or applicable U.S. state securities laws. Accordingly, the warrants and underlying ADSs representing ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

In addition to the registered direct offering of ADSs and private placement of warrants in the United States, the Company has received firm commitments for approximately A$6.7 million (US$4.7 million), before deducting the placement agent fees and other offering expenses payable by the Company, from Australian institutional and professional investors in a private placement (“Australian Placement”). Due to limitations on the Company’s capacity to issue new securities under the listing rules of the Australian Securities Exchange, the issuance of 40.0 million ordinary shares, representing gross proceeds of A$0.6 million (US$0.4 million), under the Australian Placement will be subject to shareholder approval.

The Company will also make a Share Purchase Plan available to shareholders with registered addresses in Australia and New Zealand to raise up to an additional A$6 million (US$4.2 million). The Share Purchase Plan is subject to shareholder approval.

Under the Australian Placement and the Share Purchase Plan, subscribers and eligible shareholders are anticipated to receive one option for every one new ordinary share subscribed for. The options will have an exercise price of A$0.018 per option, expiring on July 31, 2029, and will be subject to shareholder approval.

The Company expects to seek all approvals from shareholders at an extraordinary general meeting to be held on or about Friday, September 11, 2026.

The Company intends to use the funds raised from the offers of securities described above for the preparation and readiness to commence the RAD101 registrational Phase 3 study, the completion of RAD 204 dose escalation, while progressing RAD 202, RAD 402 & RV01 therapeutic programs and supporting ongoing strategic partnering initiatives as well as general corporate purposes.

EXHIBITS

Exhibit Number	Description
5.1	Opinion of Rimon Law Pty Ltd
10.1	Form of Securities Purchase Agreement, dated July 23, 2026, between Radipharm Theranostics Limited and the investors thereto
10.2	Form of Warrant
23.1	Consent of Rimon Law Pty Ltd (included in Exhibit 5.1)
99.1	Press Release dated July 24, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADIOPHARM THERANOSTICS LIMITED

Date: July 27, 2026	By:	/s/ Amritha Sushil
Amritha Sushil
Joint Company Secretary

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